Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

GRANT OF RESTRICTED SHARE UNITS

The Board announces that on December 14, 2022, the Company granted a total of 1,967,384 RSUs involving 1,967,384 Class Z Ordinary Shares, representing approximately 0.63% of the total issued Class Z Ordinary Shares as at the date of this announcement, to 140 Grantees under the 2018 Share Incentive Plan, subject to acceptance by the Grantees.

In accordance with the terms of the 2018 Share Incentive Plan, the RSUs are granted to the Grantees under the following terms:

Date of grant:	December 14, 2022

Number of RSUs granted:	1,967,384

Consideration for the grant:	Nil

Market price of the Class Z Ordinary Shares on the date of the grant:	HK$188.80 per Class Z Ordinary Share

Each RSU represents the right to receive one Class Z Ordinary Share on the date the RSU vests.

None of the grants of RSUs will be subject to approval by the Shareholders, and none of the Grantees is a Director, chief executive or substantial shareholder (as defined in the Listing Rules) of the Company or an associate (as defined in the Listing Rules) of any of them.

The Company may issue new Class Z Ordinary Shares under the general mandate approved by the Company’s shareholders at the annual general meeting of the Company held on June 30, 2022, or procure a trustee to make on-market purchases of Class Z Ordinary Shares, to satisfy the RSUs granted under the 2018 Share Incentive Plan to the Grantees upon vesting.

The 2018 Share Incentive Plan is not subject to the current Chapter 17 of the Listing Rules. From January 1, 2023, being the effective date of the new Chapter 17 of the Listing Rules, the Company will rely on the transitional arrangements provided for existing share schemes until the earlier of (i) the second annual general meeting of the Company after January 1, 2023 or (ii) the adoption of a new scheme mandate or amendments of the terms of the 2018 Share Incentive Plan to comply with the new Chapter 17 of the Listing Rules.

The purpose of the grant of RSUs is to (i) promote the success and enhance the value of the Company by linking the personal interests of the Grantees to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company’s shareholders, and (ii) provide flexibility to the Company in its ability to motivate, attract, and retain the services of the Grantees upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context requires otherwise.

“2018 Share Incentive Plan”	the Company’s 2018 share incentive plan adopted in February 2018 as amended from time to time

“Board”	board of directors of the Company

“Class Z Ordinary Share(s)”	Class Z ordinary share(s) of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class Z ordinary share is entitled to one vote per share on any resolution tabled at the Company’s general meeting

“Company”	Bilibili Inc., a company incorporated in the Cayman Islands on December 23, 2013 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“Director(s)”	the director(s) of the Company

“Grantee(s)”	grantee(s) of RSUs

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“RSU(s)”	restricted share unit(s)

“Share(s)”	ordinary share(s) in the share capital of the Company with a par value of US$0.0001 each

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By order of the Board
Bilibili Inc. Rui Chen Chairman

Hong Kong, December 15, 2022

As at the date of this announcement, the Board comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.

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